EXHIBIT 5
Consent of Independent Registered Chartered Accountants
We consent to the use of our reports dated February 13, 2008 relating to the financial statements of Sun Life Financial Inc. and the Internal Control over Financial Reporting (including the Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference) appearing in this Annual Report on Form 40-F of Sun Life Financial Inc. for the year ended December 31, 2007.
Independent Registered Chartered Accountants
/S/ “Deloitte & Touche LLP”
Toronto, Ontario
February 13, 2008